

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Brad Nichol
President and Chief Executive Officer
Edge Resources Inc.
Suite 1400, Elveden House 717-7th Avenue SW
Calgary, Alberta, Canada
T2P 0Z3

  Re: Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.)
     Amendment No. 3 to Registration Statement on Form 20-F
     Filed September 30, 2010
     File No. 0-52768

Dear Mr. Nichol:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Supplementary Oil and Gas Information – FAS 69 (Unaudited), page F-44

1. We note the supplementary oil and gas information you present in this section of your document is based on proved and probable reserve quantities. Please note that ASC 932 (formerly FAS 69) does not contemplate probable reserve quantities in its disclosure requirements. Please revise your presentation of supplementary oil and gas information to remove probable reserve quantities or tell us why you believe revision is unnecessary.

Engineering Comments

Willesden Green Property, page 15

2. Although production may have not commenced prior to the reserve report being issued, the fact that certain wells had been drilled, cased and completed would mean that these

reserves should be classified as proved developed non-producing, not proved undeveloped.   Please revise your document as necessary.

3.   Please provide more disclosure about the nature of the gas that you will be producing from the Willesden Green Property. For instance, if this is coal bed methane please disclose it and the ramification this may have on reserves, production rate and revenue. If it is not coal bed methane, disclose the lithology and the geologic characteristics of this formation and how this may affect reserves, production rate, revenue and other important issues investors may need to be aware of.

4.   Please provide the price of oil and gas and other petroleum products, if any, by year that AJM Petroleum Consultants used in their determination of reserves.

United States Generally Accepted Accounting Principles, page F-40

Interests in Unproved Mineral Properties, page F-41

5.   You state that to date the Company has not established any unproved or probable reserves on its mineral properties. Please clarify that you mean as of March 31, 2009.

Supplementary Oil and Gas Information - FAS 69 (Unaudited), page F-45

Oil and Gas Reserves, page F-46

6.   Developed oil and gas reserves are reserves of any category that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Please see paragraph 6 of Instruction 2 to paragraph (a)(16)(i) of 210. 4-10 of the SEC's Modernization of Oil and Gas Reporting and revise your document as necessary.

7.   Undeveloped reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.   Please see paragraph 31 of Instruction 2 to paragraph (a)(16)(i) of 210. 4-10 of the SEC's Modernization of Oil and Gas Reporting and revise your document as necessary.

8.   Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Please see paragraph 18 of Instruction 2 to paragraph (a)(16)(i) of 210. 4-10 of the SEC's Modernization of Oil and Gas Reporting and revise your document as necessary to include this definition.

9.   Please specify which year you are referring to as beginning of the year and end of the year.

10.   As you initially state that at the time of purchase of the Willesden Green Property there was no production nor were there any proved reserves, it seems inconsistent that you then indicate in the FAS 69 reserve table that the reserves were added by the purchase of this property. It would appear that reserves added through the completion of existing wells on the property when it was purchased would be categorized as reserves added by a revision of a previous estimate and reserves added through the drilling of new wells after the property was purchased would be categorized as reserves added by extensions and discoveries. Please revise your document as necessary.

11.   Tell us if AJM Petroleum Consultants included any undrilled locations in their proved or probable reserve determination. If so, tell us how many reserves for each location and reserve classification.

Standardized Measure of Discounted Net Future Cash Flows, Page F-48

12.   It is unclear to us how the future cash inflows equal 42.4 million dollars. Please show us how you determined this.

13.   The Standardized Measure should be calculated based on proved reserves only. Please revise your document as necessary. If you wish to put a value on probable reserves you may present a second Standardized Measure of only the probable reserves.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brad Nichol
Edge Resources, Inc.
November 2, 2010
Page 4

       You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

                                         Sincerely,

                                         Anne Nguyen Parker
                                         Branch Chief

cc: Mark C. Lee